Exhibit 99.1

Hafnia Limited Announces Financial Results For The Three and Six Months Ended 30 June 2025

Singapore, 27 August 2025

Hafnia Limited (“Hafnia”, the “Company” or “we”, OSE ticker code: “HAFNI”, NYSE ticker code: “HAFN”), a leading product tanker company with a diversified and modern fleet of over 120 vessels, today announced results for the three and six months ended 30 June 2025.

The full report can be found in the Investor Relations section of Hafnia’s website:
https://investor.hafniabw.com/financials/quarterly-results/default.aspx

Highlights and Recent Activity

Second Quarter 2025

■	Recorded net profit of USD 75.3 million or USD 0.15 per share[1] compared to USD 259.2 million or USD 0.51 per share in Q2 2024.

■	Commercially managed pool and bunker procurement business generated income of USD 7.9 million[2] compared to USD 10.7 million in Q2 2024.

■	Time Charter Equivalent (TCE)[3] earnings were USD 231.2 million compared to USD 417.4 million in Q2 2024, resulting in an average TCE[3] of USD 24,452 per day.

■	Adjusted EBITDA[3] of USD 134.2 million compared to USD 317.1 million in Q2 2024.

■	75% of total earning days of the fleet were covered for Q3 2025 at USD 25,395 per day as of 15 August 2025.

■	Net asset value (NAV)[4] was approximately USD 3.3 billion, or approximately USD 6.55 per share (NOK 66.07), at quarter end, primarily driven by a decline in vessel values.

■	Hafnia will distribute a total of USD 60.3 million, or USD 0.1210 per share, in dividends, corresponding to a payout ratio of 80%.

First Half 2025

■	Recorded net profit of USD 138.5 million or USD 0.28 per share[1] as compared to USD 478.8 million or USD 0.94 per share in H1 2024.
■	Commercially managed pool and bunker procurement business generated income of USD 15.8 million[2] compared to USD 20.5 million in H1 2024.
■	Time Charter Equivalent (TCE)[3] earnings were USD 449.9 million compared to USD 796.2 million for H1 2024, resulting in an average TCE[3] of USD 23,720 per day.
■	Adjusted EBITDA[3] of USD 259.3 million compared to USD 604.1 million in H1 2024.

1 Based on weighted average number of shares as at 30 June 2025.
2 Excluding a one-off item amounting to USD 0.2 million in Q2 2025 and USD 1.3 million in H1 2025. From mid-May 2025, the Group transferred its bunker procurement business to its joint venture, Seascale Energy, which is equity accounted.
3 See Non-IFRS Measures Section below.
4 NAV is calculated using the fair value of Hafnia’s owned vessels (including joint venture vessels).

Mikael Skov, CEO of Hafnia, commented:

The positive momentum of Hafnia’s second quarter in 2025 has continued into the third quarter, with continued growth in trade volumes and tonne-miles. This has been driven by strong underlying global demand and improved refining margins, which has boosted the spot market.

I am pleased to announce that Hafnia reported strong earnings, with a net profit of USD 75.3 million in Q2 2025, with our commercially managed pool and bunker procurement business contributing USD 7.9 million1 of the total result. Our Q2 performance was affected by several vessels undergoing scheduled drydocking, leading to approximately 630 off-hire days during the quarter, and we anticipate another 510 off-hire days in Q3.

At the end of the second quarter, our net asset value (NAV2) stood at approximately USD 3.3 billion, translating to an NAV per share of about USD 6.55 (~NOK 66.07). Our net Loan-to-Value (LTV) ratio remained unchanged from the first quarter at 24.1%, balancing a decrease in our vessel market values and a further reduction in our debt.

I am pleased to announce a payout ratio of 80% for the second quarter. We will distribute a total of USD 60.3 million or USD 0.1210 per share in dividends.

In May, we took delivery of the Ecomar Guyenne, the second vessel in the dual-fuel methanol MR (IMO II) newbuild fleet, together with our partner Socatra. In July, we took delivery of the Ecomar Garonne, the third vessel in the joint venture.
Seascale Energy - our bunker joint venture with Cargill commenced operations in mid-May, where the joint venture will be accounted for using the equity method.

In July, we concluded a USD 715 million revolving credit facility with a syndicate of 11 banks. This facility has since been partially used to refinance existing debt. A competitive margin and attractive structure enabled us to lower our overall funding cost and cash flow breakeven levels, strengthening our liquidity position and providing flexibility for future growth.

We expect Hafnia’s strong performance to continue into the third quarter, influenced by our current bookings and solid market conditions, with OPEC’s production boosting refinery throughput, generating positive momentum for product tanker demand. On a macro level, geopolitical conflicts, sanctions, trade policies, and tariffs continue to shape trade flows, and we continue to closely monitor these developments. With limited newbuild contracts in 2025, the orderbook-to-fleet ratio remains around 20%, and incoming deliveries could impact the market unless offset via meaningful scrapping. This has yet to materialize, despite many vessels built in the 2000s are now reaching secondary trading or scrapping age. Simultaneously, a significant number of LR2s have moved to trading in the crude space, limiting product supply growth.

As of 15 August 2025, 75% of the Q3 earning days are covered at an average of USD 25,395 per day, and 48% of the earning days for the remainder of the year are covered at USD 25,158 per day.

As we conclude the first half of 2025, we are encouraged by the ongoing strength of the product tanker market, driven by strong demand and solid fundamentals. I believe Hafnia is well-positioned for the future. Our young, modern fleet and recent refinancing give us a strong stance amid market fluctuations, as well as the flexibility to pursue new opportunities.

1 Excluding a one-off item amounting to USD 0.2 million in Q2 2025. The Group’s bunker procurement business was transferred to its joint venture, Seascale, upon commencement of operations in May 2025.
2 NAV is calculated using the fair value of Hafnia’s owned vessels (including joint venture vessels).

Fleet

At the end of the quarter, Hafnia’s fleet consisted of 117 owned vessels1 and 9 chartered-in vessels. The Group’s total fleet includes 10 LR2s, 32 LR1s (including three bareboat-chartered in and two time-chartered in), 60 MRs of which 11 are IMO II (including seven time-chartered in), and 24 Handy vessels of which 18 are IMO II (including six bareboat-chartered in).

The average estimated broker value of the owned fleet1 was USD 3,748 million, of which USD 3,358 million relates to Hafnia’s 100% owned fleet, and USD 390 million relates to Hafnia’s 50% share in the joint venture fleet.

Including Hafnia’s 50% share in the joint venture fleet, the LR2 vessels had a broker value of USD 542 million2, the LR1 fleet had a broker value of USD 976 million2, the MR fleet had a broker value of USD 1,529 million3 and the Handy vessels had a broker value of USD 701 million4. The unencumbered vessels had a broker value of USD 1,024 million. The chartered-in fleet had a right-of-use asset book value of USD 23.6 million with a corresponding lease liability of USD 24.3 million.

1 Including bareboat chartered in vessels; six LR1s and four LR2s owned through 50% ownership in the Vista Shipping Joint Venture, two MRs owned through 50% ownership in the H&A Shipping Joint Venture and two IMO II MRs owned through 50% ownership in the Ecomar Joint Venture
2 Including USD 293 million relating to Hafnia’s 50% share of six LR1s and four LR2s owned through 50% ownership in the Vista Shipping Joint Venture
3 Including USD 97 million relating to Hafnia’s 50% share of two MRs owned through 50% ownership in the H&A Shipping Joint Venture and two IMO II MRs owned through 50% ownership in the Ecomar Joint Venture; and IMO II MR vessels
4 Including IMO II Handy vessels

Market Review & Outlook

Strong product demand, low global inventories, improving refining margins, and high export volumes have gradually supported the second quarter product tanker market and have continued into the third quarter. Refined product volumes on water have steadily increased, and daily loadings of refined products have grown even more in the third quarter, signalling further strength in the market as we approach the peak earning season.

Underlying demand remains strong, with the IEA forecasting a 0.7 million barrel per day increase in global oil demand in 2025 to 103.7 million barrels per day. OPEC+ plans to boost production by 0.5 million barrels per day in September, supporting near-term crude tanker rates and benefiting the product tanker market through higher refinery throughput and exports.

Global product inventories have fallen below historical averages, with continued drawdowns in both Europe and the US. The ongoing closure of refineries in these regions is expected to further tighten diesel and jet fuel supply, with replacement barrels likely supplied from the Middle East Gulf, adding to product tonne-miles. Refining margins are trending higher, with low refinery maintenance activity expected in the third quarter; these indicators point toward sustained strong oil demand.

The outlook for the product tanker supply remains positive, with limited newbuild activity planned for 2025. As of August 2025, the product tanker orderbook-to-fleet ratio is about 20%, but vessel scrapping has started, supported by an aging fleet, as many vessels built in the early 2000s are now reaching scrapping age. Additionally, vessels built in the latter part of the 2000s are nearing the end of their primary trading life. Furthermore, the capacity from newbuild deliveries has been absorbed by a large number of LR2s and LR1s entering the dirty trade.

The recent EU sanction package on Russia has further tightened the tanker supply effectively, by potentially pushing more vessels into the shadow fleet. By Q3 2025, a total of approximately 800 tankers have been sanctioned. The ban on products refined from Russian crude oil would also contribute to market inefficiencies, expand trade routes, and increase tonne-miles.

Looking ahead to the rest of 2025, we believe the product market is well-positioned for a strong winter season. However, several key factors could influence market dynamics, such as trade policy developments, changes in oil trade routes, sanctions, and ongoing geopolitical tensions.

Key Figures

USD million	Q1 2025	Q2 2025	H1 2025
Income Statement
Operating revenue (Hafnia vessels and TC vessels)	340.3	346.6	686.9
Profit before tax	64.6	78.0	142.6
Profit for the period	63.2	75.3	138.5
Financial items	(13.9)	(8.1)	(21.9)
Share of profit from joint ventures	3.0	3.0	6.0
TCE income[1]	218.8	231.2	449.9
Adjusted EBITDA[1]	125.1	134.2	259.3
Balance Sheet
Total assets	3,696.4	3,669.9	3,669.9
Total liabilities	1,418.0	1,369.5	1,369.5
Total equity	2,278.4	2,300.4	2,300.4
Cash at bank and on hand[2]	188.1	194.0	194.0
Key financial figures
Return on Equity (RoE) (p.a.)[3]	11.1%	13.2%	12.1%
Return on Invested Capital (p.a.)[4]	9.6%	10.6%	10.1%
Equity ratio	61.6%	62.7%	62.7%
Net loan-to-value (LTV) ratio[5]	24.1%	24.1%	24.1%

For the 3 months ended 30 June 2025	LR2	LR1	MR6	Handy[7]	Total
Vessels on water at the end of the period[8]	6	26	56	24	112
Total operating days[9]	545	2,170	4,982	1,757	9,454
Total calendar days (excluding TC-in)	546	2,093	4,459	2,184	9,282
TCE (USD per operating day)[1]	38,241	28,164	22,967	19,808	24,452
Spot TCE (USD per operating day)[1]	38,596	28,216	22,157	19,169	24,147
TC-out TCE (USD per operating day)[1]	32,513	27,579	25,741	25,339	26,050
OPEX (USD per calendar day)[10]	8,299	8,989	8,085	7,456	8,153
G&A (USD per operating day)[11]					1,710

1 See Non-IFRS Measures Section below.
2 Excluding cash retained in the commercial pools.
3 Annualised
4 ROIC is calculated using annualised EBIT less tax.
5 Net loan-to-value is calculated as vessel bank and finance lease debt (excluding debt for vessels sold but pending legal completion), debt from the pool borrowing base facilities less cash at bank and on hand, divided by broker vessel values (100% owned vessels). The calculation of net loan-to-value does not include debt or values of vessels held through our joint ventures.
6 Inclusive of nine IMO II MR vessels.
7 Inclusive of 18 IMO II Handy vessels.
8 Excluding six LR1s and four LR2s owned through 50% ownership in the Vista Shipping Joint Venture, two MRs owned through 50% ownership in the H&A Shipping Joint Venture and two IMO II MRs owned through 50% ownership in the Ecomar Joint Venture.
9 Total operating days include operating days for vessels that are time chartered-in. Operating days are defined as the total number of days (including waiting time) in a period during which each vessel is owned, partly owned, operated under a bareboat arrangement (including sale and lease-back) or time chartered-in, net of technical off-hire days. Total operating days stated in the quarterly financial information include operating days for TC Vessels.
10 OPEX includes vessel running costs and technical management fees.
11 G&A includes all expenses and is adjusted for cost incurred in managing external vessels.

Declaration of Dividend

Hafnia will pay a quarterly dividend of USD 0.1210 per share. The record date will be 4 September 2025.

For shares registered in the Euronext VPS Oslo Stock Exchange, dividends will be distributed in NOK with an ex-dividend date of 3 September 2025 and a payment date on, or about, 15 September 2025.

For shares registered in the Depository Trust Company, the ex-dividend date will be 4 September 2025, with a payment date on, or about, 10 September 2025.

Please see our separate announcement for additional details regarding the Company’s dividend.

Webcast and Conference Call

Hafnia will host a conference call for investors and financial analysts at 8:30 pm SGT/2:30 pm CET/8:30 am EST on 27 August 2025.

The details are as follows:

Date: Wednesday, 27 August 2025

Location	Local Time
Oslo, Norway	14:30 CET
New York, U.S.A	08:30 EST
Singapore	20:30 SGT

The financial results presentations will be available via live video webcast via the following link:
Click here to join Hafnia's Investor Presentation on 27 August 2025

Meeting ID: 393 651 111 894 9

Passcode: b2ET6oZ3
Download Teams | Join on the web

Dial in by phone: +45 32 72 66 19,,509249796# Denmark, All locations
Find a local number
Phone conference ID: 509 249 796#

A recording of the presentation will be available after the live event on the Hafnia Investor Relations Page:
https://investor.hafnia.com/financials/quarterly-results/default.aspx.

Contacts

Mikael Skov, CEO Hafnia

+65 8533 8900

About Hafnia

Hafnia is one of the world's leading tanker owners, transporting oil, oil products and chemicals for major national and international oil companies, chemical companies, as well as trading and utility companies.

As owners and operators of around 200 vessels, we offer a fully integrated shipping platform, including technical management, commercial and chartering services, pool management, and a large-scale bunker procurement desk.

Hafnia has offices in Singapore, Copenhagen, Houston, and Dubai and currently employs over 4000 employees onshore and at sea.

Hafnia is part of the BW Group, an international shipping group involved in oil and gas transportation, floating gas infrastructure, environmental technologies, and deep-water production for over 80 years.

Non-IFRS Measures

Throughout this press release, we provide a number of key performance indicators used by our management and often used by competitors in our industry.

Adjusted EBITDA

“Adjusted EBITDA” is a non-IFRS financial measure and as used herein represents earnings before financial income and expenses, depreciation, impairment, amortization and taxes. Adjusted EBITDA additionally includes adjustments for gain/(loss) on disposal of vessels and/or subsidiaries, share of profit and loss from equity accounted investments, interest income and interest expense, capitalised financing fees written off and other finance expenses. Adjusted EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as lenders, to assess our operating performance as well as compliance with the financial covenants and restrictions contained in our financing agreements.

We believe that Adjusted EBITDA assists management and investors by increasing comparability of our performance from period to period. This increased comparability is achieved by excluding the potentially disparate effects of interest, depreciation, impairment, amortization and taxes. These are items that could be affected by various changing financing methods and capital structure which may significantly affect profit/(loss) between periods. Including Adjusted EBITDA as a measure benefits investors in selecting between investment alternatives.

Adjusted EBITDA is a non-IFRS financial measure and should not be considered as an alternative to net income or any other measure of our financial performance calculated in accordance with IFRS. Adjusted EBITDA excludes some, but not all, items that affect profit/(loss) and these measures may vary among other companies. Adjusted EBITDA as presented below may not be comparable to similarly titled measures of other companies.

Reconciliation of Non-IFRS measures

The following table sets forth a reconciliation of Adjusted EBITDA to profit/(loss) for the financial period, the most comparable IFRS financial measure, for the periods ended 30 June 2025 and 30 June 2024.

	For the 3 months ended 30 June 2025 USD’000	For the 3 months ended 30 June 2024 USD’000	For the 6 months ended 30 June 2025 USD’000	For the 6 months ended 30 June 2024 USD’000
Profit for the financial period	75,335	259,197	138,525	478,768
Income tax expense	2,660	1,572	4,079	3,315
Depreciation charge of property, plant and equipment	50,977	54,595	100,502	108,388
Amortisation charge of intangible assets	107	251	212	587
Loss on disposal of assets	-	100	-	100
Share of profit of equity-accounted investees, net of tax	(2,957)	(8,553)	(5,993)	(15,842)
Interest income	(3,424)	(4,479)	(6,084)	(7,284)
Interest expense	12,475	13,215	26,836	29,042
Capitalised financing fees written off	6	–	792	1,663
Other finance (income)/expense	(1,005)	1,185	398	5,398
Adjusted EBITDA	134,174	317,083	259,267	604,135

Time charter equivalent (or “TCE”)

TCE (or TCE income) is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., voyage charters and time charters) under which the vessels may be employed between the periods. We define TCE income as income from time charters and voyage charters (including income from Pools, as described above) for our Hafnia Vessels and TC Vessels less voyage expenses (including fuel oil, port costs, brokers’ commissions and other voyage expenses).

We present TCE income per operating day1, a non-IFRS measure, as we believe it provides additional meaningful information in conjunction with revenues, the most directly comparable IFRS measure, because it assists management in making decisions regarding the deployment and use of our Hafnia Vessels and TC Vessels and in evaluating their financial performance. Our calculation of TCE income may not be comparable to that reported by other shipping companies.

1 Operating days are defined as the total number of days (including waiting time) in a period during which each vessel is owned, partly owned, operated under a bareboat arrangement (including sale and lease-back) or time chartered-in, net of technical off-hire days. Total operating days stated in the quarterly financial information include operating days for TC Vessels.

Reconciliation of Non-IFRS measures

The following table reconciles our revenue (Hafnia Vessels and TC Vessels), the most directly comparable IFRS financial measure, to TCE income per operating day.

(in USD’000 except operating days and TCE income per operating day)	For the 3 months ended 30 June 2025	For the 3 months ended 30 June 2024	For the 6 months ended 30 June 2025	For the 6 months ended 30 June 2024
Revenue (Hafnia Vessels and TC Vessels)	346,564	563,098	686,907	1,084,890
Revenue (External Vessels in Disponent-Owner Pools)	207,591	268,064	415,158	531,165
Less: Voyage expenses (Hafnia Vessels and TC Vessels)	(115,406)	(145,739)	(236,998)	(288,729)
Less: Voyage expenses (External Vessels in Disponent-Owner Pools)	(82,949)	(84,270)	(169,172)	(168,483)
Less: Pool distributions (External Vessels in Disponent-Owner Pools)	(124,642)	(183,794)	(245,986)	(362,682)
TCE income	231,158	417,359	449,909	796,161
Operating days	9,454	10,635	18,968	21,091
TCE income per operating day	24,452	39,244	23,720	37,750

Revenue, voyage expenses and pool distributions in relation to External Vessels in Disponent-Owner Pools nets to zero, and therefore the calculation of TCE income is unaffected by these items:

(in USD’000 except operating days and TCE income per operating day)	For the 3 months ended 30 June 2025	For the 3 months ended 30 June 2024	For the 6 months ended 30 June 2025	For the 6 months ended 30 June 2024
Revenue (Hafnia Vessels and TC Vessels)	346,564	563,098	686,907	1,084,890
Less: Voyage expenses (Hafnia Vessels and TC Vessels)	(115,406)	(145,739)	(236,998)	(288,729)
TCE income	231,158	417,359	449,909	796,161
Operating days	9,454	10,635	18,968	21,091
TCE income per operating day	24,452	39,244	23,720	37,750

‘TCE income’ as used by management is therefore only illustrative of the performance of the Hafnia Vessels and the TC Vessels; not the External Vessels in our Pools.

For the avoidance of doubt, in all instances where we use the term “TCE income” and it is not succeeded by “(voyage charter)”, we are referring to TCE income from revenue and voyage expenses related to both voyage charter and time charter.

Forward-Looking Statements

This press release and any other written or oral statements made by us or on our behalf may include “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934. Forward-looking statements include statements concerning our intentions, beliefs or current expectations concerning, among other things, the financial strength and position of the Group, operating results, liquidity, prospects, growth, the implementation of strategic initiatives, as well as other statements relating to the Group’s future business development, financial performance and the industry in which the Group operates, which are other than statements of historical facts or present facts and circumstances. These forward-looking statements may be identified by the use of forward-looking terminology, such as the terms “anticipates”, “assumes”, “believes”, “can”, “contemplate”, “continue”, “could”, “estimates”, “expects”, “forecasts”, “intends”, “likely”, “may”, “might”, “plans”, “should”, “potential”, “projects”, “seek”, “target”, “will”, “would” or, in each case, their negative, or other variations or comparable terminology.

The forward-looking statements in this press release are based upon various assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot guarantee prospective investors that the intentions, beliefs or current expectations upon which its forward-looking statements are based will occur.

Other important factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements due to various factors include, but are not limited to:

•
general economic, political, security, and business conditions, including the development of the ongoing war between Russia and Ukraine and the conflict between Israel and Hamas, disruptions in the Red Sea, sanctions and other measures;

•	general chemical and product tanker market conditions, including fluctuations in charter rates, vessel values and factors affecting supply and demand of crude oil and petroleum products or chemicals;

•	the imposition by the United States, China, EU and other countries of tariffs and other policies and regulations affecting international trade, including fees and import and export restrictions;

•	changes in expected trends in recycling of vessels;

•	changes in demand in the chemical and product tanker industry, including the market for LR2, LR1, MR and Handy chemical and product tankers;

•	competition within our industry, including changes in the supply of chemical and product tankers;

•	our ability to successfully employ the vessels in our Hafnia Fleet and the vessels under our commercial management;

•	changes in our operating expenses, including fuel or cooling down prices and lay-up costs when vessels are not on charter, drydocking and insurance costs;

•	changes in international treaties, governmental regulations, tax and trade matters and actions taken by regulatory authorities;

•	potential disruption of shipping routes and demand due to accidents, piracy or political events;

•	vessel breakdowns and instances of loss of hire;

•	vessel underperformance and related warranty claims;

•	our expectations regarding the availability of vessel acquisitions and our ability to complete the acquisition of newbuild vessels;

•	our ability to procure or have access to financing and refinancing;

•	our continued borrowing availability under our credit facilities and compliance with the financial covenants therein;

•	fluctuations in commodity prices, foreign currency exchange and interest rates;

•	potential conflicts of interest involving our significant shareholders;

•	our ability to pay dividends;

•	technological developments;

•	the occurrence, length and severity of epidemics and pandemics and the impact on the demand for transportation of chemical and petroleum products;

•
the impact of increasing scrutiny and changing expectations from investors, lenders and other market participants with respect to environmental, social and governance initiatives, objectives and compliance;

•	other factors that may affect our financial condition, liquidity and results of operations; and

•	other factors set forth in “Item 3. – Key Information – D. Risk Factors” of Hafnia’s Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission on 30 April 2025

Because of these known and unknown risks, uncertainties and assumptions, the outcome may differ materially from those set out in the forward-looking statements. These forward-looking statements speak only as at the date on which they are made. Hafnia undertakes no obligation to publicly update or publicly revise any forward-looking statement, whether as a result of new information, future events or otherwise.